FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated February 2, 2004 (“BlackBerry Expands Leadership in the Legal Sector with Integrated Email, Phone and Data Applications")

News Release dated February 2, 2004 (“Bricker & Eckler LLP Selects BlackBerry Wireless Solution")

Page No 3 3

Document 1

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February 2, 2004

FOR IMMEDIATE RELEASE

BlackBerry Expands Leadership in the Legal Sector with Integrated Email, Phone and Data Applications

Popularity Continues to Grow with Both Large and Small Law Firms

New York – Legal Tech Conference – The BlackBerry® wireless platform, developed by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), remains extremely popular in the legal sector as RIM and its channel partners continue to expand the value of BlackBerry with integrated email, phone and data applications. Over 85% of AmLaw 100* and 70% of AmLaw 200* law firms have already selected BlackBerry; and small and medium-sized law firms are also broadly deploying BlackBerry following the introduction of services for smaller companies by RIM and its carrier partners. Both users and IT departments inside law firms are applauding the impact of BlackBerry on productivity and client service.

“There’s absolutely no doubt about the effectiveness of BlackBerry during crunch time. The ability to do things wirelessly is incredible and BlackBerry has greatly increased my productivity level and ability to satisfy clients,” said Jerry Markowitz, Managing Partner at Markowitz, Davis, Ringel & Trusty, P.A. “I frankly don’t know why anyone would have any other product; BlackBerry is clearly the best on the market.”

“Our firm initially deployed BlackBerry as a technical support tool, and once our attorneys saw how BlackBerry transformed the way we manage email and business communication, we knew a broader implementation was next,” said Peter Conn, CIO, Cole, Raywind and Braverman. “It’s my job to ensure that our attorneys and support staff are utilizing the best technologies to service our clients and maintain the highest levels of productivity. I’ve examined other technologies but I have found no better solution than BlackBerry for secure, integrated, wireless access to our email and information.”

BlackBerry is an award-winning solution that supports wireless access to a wide range of information and communications through email, phone, corporate data, SMS, organizer and Internet applications. For smaller firms, BlackBerry Web Client™ allows users to access multiple existing corporate and/or personal email accounts from a single BlackBerry handheld. For larger law firms with an IT department, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable push-based, secure, wireless access to email and other corporate data.

Through the Mobile Data Service feature of BlackBerry Enterprise Server, many firms have also extended their corporate applications to BlackBerry or enabled additional applications such as time and billing management, CRM (Customer Relationship Management), case management, document management and research tools.

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“Attorneys using BlackBerry handhelds to wirelessly track their billable hours anywhere; whether away from the office, in a meeting, at a client site, or at home will record their time more accurately,” said Jim Tharpe, President, at Advanced Productivity Software, Inc., developer of DTE (Distributed Time Entry). “Integrating DTE with BlackBerry greatly enhances attorneys efficiency by ensuring that billable time is more accurately captured and not a minute of billable time is lost.”

“Westlaw is a powerful research service that provides access to a vast library of legal and business information,” said Terry Dick, Director of Technology Marketing, Thomson West, developer of Westlaw. “Attorneys can use their BlackBerry handhelds to wirelessly retrieve cases, statutes, regulations, news, public records, topical materials and more. Wireless access to this information through BlackBerry provides attorneys with increased productivity regardless of their location.”

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts: Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

* The Am Law 100 and Am Law 200 are the definitive rankings of America’s largest law firms compiled by American Lawyer Media, Inc.

-more-

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

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February 2, 2004

FOR IMMEDIATE RELEASE

Bricker & Eckler LLP Selects BlackBerry Wireless Solution

BlackBerry Helps Bricker & Eckler Attorneys Increase Productivity and Customer Satisfaction

Cleveland, OH – Bricker & Eckler LLP, one of Ohio’s leading law firms, today announced that it has selected the BlackBerry® wireless solution from Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) to meet its wireless communication and information needs. Bricker & Eckler is well known for its innovation and integration of new technologies in the practice of law and has adopted BlackBerry to help increase productivity and enhance customer satisfaction.

“We’ve tested BlackBerry handhelds for some time and our lawyers love them,” said Richard Simpson, Managing Partner at Bricker & Eckler. “It’s a real timesaver to send and receive email from any location, when you are on the go.”

Between frequent trips to the courthouse and client meetings, Bricker & Eckler’s attorneys spend a significant amount of time away from the office. In the past, lawyers would use their mobile phones to receive pertinent messages, coordinate with colleagues and manage calendars. With mobile phones now banned in the courtroom, there is a need for a non-disruptive and secure way for attorneys to stay connected to the office for quick access to important, and often, confidential information. The firm sought to provide its attorneys with handhelds that would meet these criteria and also integrate easily with their existing Microsoft® Outlook email, calendar and contact lists.

After implementing a pilot program, the firm distributed BlackBerry Wireless Handhelds™ to partners, associates and certain staff members. The IT department installed BlackBerry Enterprise Server™ behind their firewall, which leverages the firm’s existing information system by integrating with Microsoft Exchange. BlackBerry Enterprise Server software meets client privacy and IT security requirements by providing end-to-end encryption using Triple DES (Data Encryption Standard). With BlackBerry, Bricker & Eckler attorneys quickly discovered an increase in productivity by having wireless access to email and data.

Bricker & Eckler also utilizes the Mobile Data Service feature of BlackBerry Enterprise Server, which enables “always-on access” to corporate applications and information via BlackBerry handhelds. For example, each BlackBerry handheld is equipped with an application that provides the ability to print or fax attachment contents from BlackBerry handhelds while on the go, enabling Bricker & Eckler attorneys to fully use the information they receive.

“I’m not a gadget person, but you can’t pry my BlackBerry handheld out of my fingers,” said Charlotte Patin, CIO, Bricker & Eckler.

-more-

Bricker & Eckler has realized several benefits since introducing BlackBerry, including increased productivity and customer satisfaction. The BlackBerry solution enables attorneys to easily stay in touch without having to carry a laptop and dial-in to check email. Also, when working on cases from remote locations, attorneys are automatically alerted to last-minute information and enjoy an overall increase in productivity. According to a survey conducted by Bricker & Eckler, most attorneys proclaim BlackBerry to be an essential tool for their business.

“I’d lose at least a half an hour a day at my desk if I did not have my BlackBerry. It allows me to sort through an average of 20 to 30 emails per day, keep my calendar up-to-date and keep me in communication with clients, attorneys and my secretary. INVALUABLE!” says Stephen Gray, Partner, Litigation Department.

In addition to productivity benefits, Bricker & Eckler attorneys are more accessible to their clients with BlackBerry, and the firm has seen an increase in client satisfaction.

“My BlackBerry handheld has provided me with the technology to keep in touch with the office and our clients whether or not I am in the office,” said David A. Rogers, Partner, Bricker & Eckler bond department. “It helps me stay connected and productive, truly offering a great benefit for my clients, the firm and me – personally.”

About Bricker & Eckler LLP

Bricker & Eckler is one of Ohio’s leading law firms. Located in Columbus and Cleveland, the firm represents individuals as well as corporations, nonprofit organizations, government agencies, health care facilities, school districts and municipalities. Dedicated to comprehensive client service, Bricker & Eckler offers services focused on both industry sectors and traditional practice areas. For more information on Bricker & Eckler, visit www.bricker.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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-more-

Media Contacts: Amy Anderson Bricker & Eckler (614) 227-8890 aanderson@bricker.com
Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 2, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller